September 20, 2006

Securities and Exchange Commission

Filing Desk

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Joint Insured Fidelity Bond of:

Cohen & Steers Advantage Income Realty Fund, Inc. (File No. 811-09993)

Cohen & Steers Dividend Majors Fund, Inc. (File No. 811-21633)

Cohen & Steers Dividend Value Fund, Inc. (File No. 811-21668)

Cohen & Steers Institutional Realty Shares, Inc. (File No. 811-09631)

Cohen & Steers International Realty Shares, Inc. (File No. 811-21677)

Cohen & Steers Premium Income Realty Fund, Inc. (File No. 811-21074)

Cohen & Steers Quality Income Realty Fund, Inc. (File No. 811-10481)

Cohen & Steers Realty Focus Fund, Inc. (File No. 811-08059)

Cohen & Steers Realty Income Fund, Inc. (File No. 811-08287)

Cohen & Steers Realty Shares, Inc. (File No. 811-06302)

Cohen & Steers REIT and Preferred Income Fund, Inc. (File No. 811-21326)

Cohen & Steers REIT and Utility Income Fund, Inc. (File No. 811-21437)

Cohen & Steers Select Utility Fund, Inc. (File No. 811-21485)

Cohen & Steers Total Return Realty Fund, Inc. (File No. 811-07154)

Cohen & Steers Utility Fund, Inc. (File No. 811-21488)

Cohen & Steers VIF Realty Fund, Inc. (File No. 811-21669)

Cohen & Steers Worldwide Realty Income Fund, Inc. (File No. 811-21595)

Ladies and Gentlemen:

Enclosed for filing on behalf of the above-referenced registered investment management companies (the “Funds”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, are the following documents:

(i)	A copy of the Fidelity Bond (the “Bond”), effective June 22, 2006, issued by National Union Fire Insurance Company insuring the Funds is attached as Exhibit 1;

(ii)	A copy of the joint Fidelity Bond Agreement between the joint insureds in accordance with Rule 17g-1(f) is attached as Exhibit 2;

(iii)	A copy of the resolutions of the Directors of each Board, a majority of whom are not “interested persons” of the Funds, approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each Fund is attached as Exhibit 3; and

(iv)	A Rule 17g-1 Minimum Amount of Bond worksheet, showing the amount of a single insured bond which each Fund would have to maintain, had it not been named as an insured under the joint Bond, is attached as Exhibit 4.

Premiums for the bond have been appropriately paid from June 22, 2006 through June 22, 2007.

If there are any questions regarding this filing, please contact the undersigned at (212) 832-3232.

Very truly yours,

/s/ Lawrence B. Stoller
Lawrence B. Stoller Secretary and Chief Legal Officer

Exhibit 1

INVESTMENT COMPANY BLANKET BOND

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

(A stock Insurance Company, herein Called the Underwriter)

DECLARATIONS

Item 1.	Name of Insured	Cohen & Steers Total Return	BOND NUMBER

	Principal Address:	Realty Fund, Inc.	6214259
757 Third Avenue
New York NY 10017

(Herein called the Insured)

Item 2.	Bond Period from 12:01 a.m. on 06/22/2006 to 12:01 a.m. on 06/22/2007

The effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of the said dates.

Item 3.	Limit of Liability –
Subject to Section 9, 10, and 12 hereof:

	Limit of Liability	Deductible Amount
Insuring Agreement A – FIDELITY	$15,000,000	$0
Insuring Agreement B – AUDIT EXPENSE	$25,000	$5,000
Insuring Agreement C – ON PREMISES	$15,000,000	$10,000
Insuring Agreement D – IN TRANSIT	$15,000,000	$10,000
Insuring Agreement E – FORGERY OR ALTERATION	$15,000,000	$10,000
Insuring Agreement F – SECURITIES	$15,000,000	$10,000
Insuring Agreement G – COUNTERFEIT CURRENCY	$15,000,000	$10,000
Insuring Agreement H – STOP PAYMENT	$25,000	$5,000
Insuring Agreement I – UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000

OPTIONAL COVERAGES ADDED BY RIDER:

Insuring Agreement J – COMPUTER SYSTEMS	$15,000,000	$10,000
Insuring Agreement K – UNAUTHORIZED SIGNATURES	$25,000	$5,000
Insuring Agreement L – AUTOMATED PHONE SYSTEMS	$15,000,000	$10,000
Insuring Agreement M – TELEFACSIMILE	$15,000,000	$10,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.	Office or Premises Covered – Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:
No Exceptions

Item 5.	The Liability of the Underwriter is subject to the terms of the following riders attached hereto: 1-9

Item 6.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.

By:	/s/ Steven C. Liston
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

RIDER No. 1

To be attached to and form part of Bond No. 6214259 in favor of Cohen & Steers Total Return effective as of 06/22/2006

In consideration of the premium charged for the attached bond, it is hereby agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

Cohen & Steers Total Return Realty Fund, Inc.

Cohen & Steers Advantage Income Realty Fund, Inc.

Cohen & Steers Realty Income Fund, Inc.

Cohen & Steers Institutional Realty Shares, Inc.

Cohen & Steers Premium Income Realty Fund, Inc.

Cohen & Steers Quality Income Realty Fund, Inc.

Cohen & Steers Realty Shares, Inc.

Cohen & Steers REIT and Preferred Income Fund, Inc.

Cohen & Steers REIT and Utility Income Fund, Inc.

Cohen & Steers Select Utility Fund, Inc.

Cohen & Steers Realty Focus Fund, Inc.

Cohen & Steers Utility Fund, Inc.

Cohen & Steers International Realty Fund, Inc.

Cohen & Steers Worldwide Realty Income Fund, Inc.

Cohen & Steers Dividend Majors Fund, Inc.

Cohen & Steers Dividend Value Fund, Inc.

Cohen & Steers VIF Realty Fund, Inc.

Cohen & Steers Capital Management, Inc.

Cohen & Steers Securities, LLC

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by the Corporate Risk Management Department, Internal Audit Department, or General Counsel Department, of any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

7. The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

8. This rider shall become effective as 12:01 a.m. on 06/22/2006

Signed, Sealed and dated

By:	/s/ Steven C. Liston
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

Rider No. 2

AMENDMENT TO TERMINATION

To be attached to and form part of Investment Company Blanket Bond No. 6214259 in favor of Cohen & Steers Total Return.

It is agreed that:

1.	The attached bond is hereby amended by deleting Section 13., TERMINATION, in its entirety and substituting the following:

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for he benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata terminated for any other reason.

This bond shall terminate

a.	as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

b.	as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

c.	as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of ninety (90) days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington DC and to the insured Investment Company.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

3.	This rider is effective as of 12:01 a.m. on 06/22/2006

By:	/s/ Steven C. Liston
Authorized Representative

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aigproducercompensation.com or by calling AIG at 1-800-706-3102.

THIS ENDORSEMENT CHANGES THE POLICY. PEASE READ IT CAREFULLY.

Rider No.

This endorsement, effective 12:01 A. M. 06/22/2006 forms part of Policy No. 6214259 issued to Cohen & Steers Total Return

by National Union Fire Insurance Company of Pittsburgh, PA.

TERRORISM EXCLUSION

This insurance does not apply to loss, injury, damage, claim or suit, arising directly or indirectly as a result of, in connection with, or relating to “terrorism” including but not limited to:

1.	Any action taken in hindering or defending against an actual or expected incident of “terrorism” regardless of any other cause or event that contributes concurrently or in any sequence to the injury or damage; and

2.	Any contemporaneous or ensuing loss caused by explosion, fire, heat, vandalism, looting, theft, civil commotion, rebellion or insurrection.

However, this exclusion only applies if one or more of the following are attributable to an incident of “terrorism”:

1.	The total of damages and/or loss to all types of property exceeds $25,000,000. In determining whether the $25,000,000 threshold is exceeded, we will include the replacement cost, without deduction for depreciation, for all damage sustained by any property affected by the “terrorism” and business interruption losses sustained by owners or occupants of damaged property; or

2.	The “terrorism” involves the actual, alleged or threatened use, release, escape, dispersal, application and or existence of:

a.	Any nuclear reaction;

b.	Radioactive materials or “nuclear materials” in any form and from any source;

c.	Radionuclides;

d.	Radiation emitted from any radioactive source whether natural or manmade; and/or

e.	Electromagnetic pulses; or

3.	The “terrorism” involves the actual, alleged or threatened use, release, escape, dispersal and/or application of pathogenic or poisonous chemical or “biological” materials, whether natural, manmade, living or dead.

Multiple incidents of “terrorism” that occur within a seventy-two hour period and appear to be carried out in concert or to have a related purpose or common leadership will be considered to be one incident.

DEFINITIONS - The following definitions shall apply:

1.	“Terrorism” means the use or threatened use of force or violence against person or property, or commission of an act dangerous to human life or property, or commission of an act that interferes with or disrupts an electronic or communication system, undertaken by any person or group, whether or not acting on behalf of or in any connection with any organization, government, power, authority or military force, when the effect is to intimidate, coerce or harm:

Includes copyrighted material of Insurance Services Office, Inc. with its permission.

a.	A government;

b.	The civilian population of a country, state or community; or

c.	To disrupt the economy of a country, state or community.

1.	“Nuclear materials” means “source material,” “special nuclear material” or “by-product material.” “Source material,” “special nuclear material,” and “by-product material” have the meanings given them in the Atomic Energy Act of 1954 or in any law amendatory thereof.

2.	“Biological” materials includes all microorganisms, viruses, rickettsia, prions, nucleic acids, toxins, toxin-producing agents, and poisons produced by biological organisms.

All other terms and conditions of the policy are the same.

/s/ Steven C. Liston
Authorized Representative

Included copyrighted material of Insurance Services Office, Inc. with its permission.

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

RIDER NO. 4

INSURING AGREEMENT J

To be attached to and form part of Bond No. 6214259 in favor of Cohen & Steers Total Return

It is agreed that:

1.	The attached bond is amended by adding an additional insuring agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)	entry of data into, or

(2)	change of data or programs within

a Computer System; provided the fraudulent entry or change causes

(a)	Property to be transferred, paid or delivered,

(b)	an account of the Insured, or of its customer, to be added, deleted, debited or credited:

(c)	an unauthorized account of a fictitious account to be debited or credited;

(3)	voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

(i)	cause the Insured or its agent(s) to sustain a loss, and

(ii)	obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,

(iii)	and further provided such voice instruction or advices:

(a)	were made by a person who purported to represent an individual authorized to make such voice instruction or advices; and

(b)	were electronically recorded by the Insured or its agent(s).

(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

All computer systems utilized by the Insured

2.	As used in this Rider, Computer System means:

(a)	computers with related peripheral components, including storage components, wherever located,

(b)	systems and application software,

(c)	terminal devices,

(d)	related communication networks or customer communication systems, and

(e)	related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a)	loss resulting directly or indirectly from the theft of confidential information, material or data; and

(b)	loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured’s Computer System.

4.	The following portions of the attached bond are not applicable to this Rider:

(a)	the initial paragraph of the bond preceding the Insuring Agreements which reads “ . . . at any time but discovered during the Bond Period.”

(b)	Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

(c)	Section 10-LIMIT OF LIABILITY

5. The Coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A Series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be Fifteen million dollars ($15,000,000), it being understood however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of Ten thousand dollars ( $10,000 ), (herein called the Deductible amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without canceling the bond as an entirety:

(a)	60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b)	immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

11. Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

“Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions or advices.”

12. Not withstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13. This rider shall become effective at 12:01 a.m. Standard time on

By:	/s/ Steven C. Liston
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

RIDER NO. 5

INSURING AGREEMENT K

To be attached to and form a part of Investment Company Blanket Bond No. 6214259 in favor of Cohen & Steers Total Return.

It is agreed that:

(1)	The attached bond is amended by adding an additional Insuring Agreement as follows:

UNAUTHORIZED SIGNATURES

(2)	Loss resulting directly from the insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

(3)	It shall be a condition precedent to the Insured’s right of recovery under this rider that the Insured shall have on file signatures all persons who are authorized signatories on such account.

(4)	The Limit of Liability for the coverage provided by this rider shall be Twenty five thousand dollars ($25,000 ) it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in item 3. of the Declarations of the attached bond.

(5)	The Underwriter shall not be liable under the Unauthorized Signatures Rider for any loss on account of any instrument unless the amount of such instrument shall be excess of Five thousand dollars ($5,000 ) (herein called Deductible Amount) and unless such loss on account of such instrument, after deducting all recoveries on account of such instrument made prior to the payment of such loss by the Underwriter, shall be in excess of such Deductible Amount and then for such excess only, but in no event more than the amount of the attached bond, or the amount of coverage under the Unauthorized Signatures Rider, if the amount of such coverage is less than the amount of the attached bond.

(6)	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

(7)	The rider is effective as of 12:01 a.m. standard time on 22-JUN-2006 as specified in the bond.

By:	/s/ Steven C. Liston
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

RIDER NO. 6

INSURING AGREEMENT L

To be attached to and form part of Bond No. 6214259

Issued to Cohen & Steers Total Return

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

AUTOMATED PHONE SYSTEM

I.	Loss caused by an Automated Phone System (“APS”) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the bond Period all APS Designated Procedures with respect to APS Transactions. The Unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a. “APS Transaction” means any APS Redemption, APS Exchange or APS Election.

b. “APS Redemption” means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

c. “APS Election” means any election concerning dividend options available to Fund Shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

d. “APS Exchange” means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

e. “APS Designated Procedures” means all of the following procedures:

(1) Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by Official Designation to permit such APS Redemption.

(2) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of a telephone keypad in the course of such a request, and the records shall be retained for at least six months.

(a) Information contained in the records shall be capable of being retrieved through the following methods:

audio tape and or transactions stored on computer disks

(b) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3) Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before execution of that APS Transaction by requiring the entry by the caller of a confidential personal identification number (“PIN”)

(a) Limited Attempts to Enter PIN: If the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four hour day) to enter the PIN

(4) Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured’s next regular processing cycle, but in no event later than five business days following such APS Transaction.

(5) Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

2. Exclusions. It is further understood and agreed that this extension shall not cover:

a. Any loss covered under Insuring Agreement A. “Fidelity”, of this Bond;

b. Any loss resulting from:

(1) The redemption of shares, where the proceeds of such redemption are made payable to other than

(i) the shareholder of record, or

(ii) a person officially Designated to receive redemption proceeds, or

(iii) a bank account officially Designated to receive redemption proceeds, or

(2) The redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been

(i) designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty (30) days prior to such redemption, or

(ii) officially Designated, or

(iii) verified by any other procedures which may be stated below in this Rider, or

(3) The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder’s officially Designated bank account, or

(4) the Intentional failure to adhere to one or more APS Designated Procedures.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or provisions of the attached bond other than above stated.

3. This rider shall become effective as of 12:01 a.m. on 22-JUN-2007 standard time as specified in the bond.

By:	/s/ Steven C. Liston
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

RIDER NO. 7

INSURING AGREEMENT M

TELEFACSIMILE TRANSMISSIONS

To be attached to and form part of Investment Company Blanket Bond No. 6214259 issued to Cohen & Steers Total Return

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:

i) bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

ii) fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instruction were transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.

“Telefacsimile” means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

2.	The limit of Liability for the coverage provided by this rider shall be Fifteen million dollars ($15,000,000), it being understood, however, that such liability shall be part of and not in addition to the limit of liability stated in Item 3 of the Declaration of the attached bond.

3.	The Underwriter shall be liable hereunder for the amount by which a Single Loss exceeds the Deductible Amount of Ten thousand dollars ($10,000 ), but not in excess of the Limit of Liability stated above.

4.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

5.	This rider is effective as of 12:01 a.m. on 22-JUN-2006 standard time as specified in the attached bond.

By:	/s/ Steven C. Liston
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

Rider No. 8

OMNIBUS WORDING

This	endorsement, effective 12:01 a.m. 06/22/2006 forms a part of policy number 6214259 issued to Cohen & Steers Total Return.

It is hereby understood and agreed that:

1.	If the Insured shall, while this bond is in force, establish any new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution, such funds shall automatically be covered hereunder from the date of such establishment without the payment of additional premium for the remainder of the premium period.

2.	If the Insured shall, while this bond is in force, require an increase in limits to comply with SEC Reg. 17g-l, due to an increase in asset size of current funds insured under the bond or by the addition of new funds, such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the premium period.

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

By:	/s/ Steven C. Liston
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

Rider No. 9

To be attached to and form part of Investment Company Blanket Bond No. 6214259 in favor of Cohen & Steers Total Return.

Effective 22-JUN-2006 it is agreed that:

1.	The following shall be included as Insured:

any Employee Welfare or Pension Benefit Plans now existing or hereafter created or acquired which may be required to be bonded under the Employee Retirement Income Security Act of 1974.

2.	“Employee” as used in the attached bond or policy shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

3.	If the bond or policy, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds or policies issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

4.	In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond or policy shall be held by the Insured, or if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

5.	If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond or policy is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

6.	The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

7.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond or policy, other than as stated herein.

By:	/s/ Steven C. Liston
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

RIDER No. 10

To be attached to and form part of Bond No. 6214259 in favor of Cohen & Steers Total Return effective as of 06/22/06.

It is agreed that:

1.	At the written request of the named insured, any payment in satisfaction of loss covered by said bond involving Money or other Property in which the Pennsylvania Public School Employees’ Retirement System has an interest shall be paid by an instrument issued to that organization and the named insured as joint loss payees, subject to the following conditions and limitations:

a.	the attached bond is for the sole use and benefit of the named insured as expressed herein; the organization(s) named above shall not be considered as an insured under the bond, nor shall it otherwise have any rights or benefits under said bond;

b.	notwithstanding any payment made under the terms of this rider or the execution of more than one of such similar rider, the amount paid for any one loss occurrence or otherwise in accordance with the terms of this bond shall not exceed the limits of liability as set forth in the Declarations Page;

c.	nothing herein is intended to alter the terms, conditions and limitations of the bond.

2.	Should this bond be canceled, reduced, non-renewed or restrictively modified by the Underwriter, the Underwriter will endeavor to give thirty (30) days advance notice to the organization(s) named above, but failure to do so shall not impair or delay the effectiveness of any such cancellation or reduction, non-renewal, or restrictive modification, nor shall the Underwriter be held liable in any way.

3.	Should this bond be canceled or reduced at the request of the Insured, the Underwriter will endeavor to notify the Organization named above of such cancellation or reduction, within 10 business days after receipt of such request, but failure to do so shall not impair or delay the effectiveness of such cancellation or reduction, nor shall the underwriter be held liable in any way.

4.	This Rider shall become effective 12:01 AM standard time on June 22, 2006.

By:	/s/ Steven C. Liston
Authorized Representative

Exhibit 2

FIDELITY BOND AGREEMENT

This Agreement is made as of this 22nd day of June, 2006 by and among Cohen & Steers Capital Management, Inc. (the “Adviser”), Cohen & Steers Advantage Income Realty Fund, Inc.; Cohen & Steers Dividend Majors Fund, Inc.; Cohen & Steers Dividend Value Fund, Inc.; Cohen & Steers Institutional Realty Shares, Inc.; Cohen & Steers International Realty Shares, Inc.; Cohen & Steers Premium Income Realty Fund, Inc.; Cohen & Steers Quality Income Realty Fund, Inc.; Cohen & Steers Realty Focus Fund, Inc.; Cohen & Steers Realty Income Fund, Inc.; Cohen & Steers Realty Shares, Inc.; Cohen & Steers REIT and Preferred Income Fund, Inc.; Cohen & Steers REIT and Utility Income Fund, Inc.; Cohen & Steers Select Utility Fund, Inc.; Cohen & Steers Total Return Realty Fund, Inc.; Cohen & Steers Utility Fund, Inc.; Cohen & Steers VIF Realty Fund, Inc.; and Cohen & Steers Worldwide Realty Income Fund, Inc.

W I T N E S S E T H:

WHEREAS, Cohen & Steers Dividend Value Fund, Inc., Cohen & Steers Institutional Realty Shares, Inc., Cohen & Steers International Realty Shares, Inc., Cohen & Steers Realty Focus Fund, Inc., Cohen & Steers Realty Income Fund, Inc., Cohen & Steers Realty Shares, Inc., Cohen & Steers Utility Fund, Inc. and Cohen & Steers VIF Realty Fund, Inc., each an open-end investment company, and Cohen & Steers Advantage Income Realty Fund, Inc., Cohen & Steers Dividend Majors Fund, Inc., Cohen & Steers Premium Income Realty Fund, Inc., Cohen & Steers Quality Income Realty Fund, Inc., Cohen & Steers REIT and Preferred Income Fund, Inc., Cohen & Steers REIT and Utility Income Fund, Inc., Cohen & Steers Select Utility Fund, Inc.,

Cohen & Steers Total Return Realty Fund, Inc. and Cohen & Steers Worldwide Realty Income Fund, Inc., each a closed-end investment company (collectively, the “Funds”), are registered under the Investment Company Act of 1940 (the “Act”); and

WHEREAS, the Adviser has agreed to provide certain administrative services to the Funds, including the purchase of a bond required by the Act and Rule 17g-1 promulgated thereunder pursuant to which the Funds and the Adviser are named insureds; and

WHEREAS, Rule 17g-1 requires that the named insureds under such a bond enter into an agreement with respect to certain matters.

NOW, THEREFORE, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:

1. Description of Bond. National Union Fire Insurance Company (AIG) (“Insurance Company”) has issued a fidelity bond in the amount of $15,000,000, which may be increased from time to time, designating the Adviser and the Funds as named insureds (the “Bond”).

2. Minimum Recovery. In the event recovery is received under the Bond as a result of a loss sustained by the Adviser or one or more of the Funds, each Fund shall receive an equitable and proportionate share of the recovery, which shall be at least equal to the amount that each Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

3. Term. The term of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above.

COHEN & STEERS CAPITAL MANAGEMENT, INC.

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller Executive Vice President

COHEN & STEERS ADVANTAGE INCOME REALTY FUND, INC.

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller Secretary

COHEN & STEERS DIVIDEND MAJORS FUND, INC.

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller Secretary

COHEN & STEERS DIVIDEND VALUE FUND, INC.

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller Secretary

COHEN & STEERS INSTITUTIONAL REALTY SHARES, INC.

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller Secretary

COHEN & STEERS INTERNATIONAL REALTY SHARES, INC.

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller Secretary

COHEN & STEERS PREMIUM INCOME REALTY FUND, INC.

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller Secretary

COHEN & STEERS QUALITY INCOME REALTY FUND, INC.

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller Secretary

COHEN & STEERS REALTY FOCUS FUND, INC.

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller Secretary

COHEN & STEERS REALTY INCOME FUND, INC.

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller Secretary

COHEN & STEERS REALTY SHARES, INC.

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller Secretary

COHEN & STEERS REIT AND PREFERRED INCOME FUND, INC.

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller Secretary

COHEN & STEERS REIT AND UTILITY INCOME FUND, INC.

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller Secretary

COHEN & STEERS SELECT UTILITY FUND, INC.

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller Secretary

COHEN & STEERS TOTAL RETURN REALTY FUND, INC.

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller Secretary

COHEN & STEERS UTILITY FUND, INC.

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller Secretary

COHEN & STEERS VIF REALTY FUND, INC.

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller Secretary

COHEN & STEERS WORLDWIDE REALTY INCOME FUND, INC.

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller Secretary

Exhibit 3

COHEN & STEERS ADVANTAGE INCOME REALTY FUND, INC.

COHEN & STEERS DIVIDEND MAJORS FUND, INC.

COHEN & STEERS DIVIDEND VALUE FUND, INC.

COHEN & STEERS INSTITUTIONAL REALTY SHARES, INC.

COHEN & STEERS INTERNATIONAL REALTY SHARES, INC.

COHEN & STEERS PREMIUM INCOME REALTY FUND, INC.

COHEN & STEERS QUALITY INCOME REALTY FUND, INC.

COHEN & STEERS REALTY FOCUS FUND, INC.

COHEN & STEERS REALTY INCOME FUND, INC.

COHEN & STEERS REALTY SHARES, INC.

COHEN & STEERS REIT AND PREFERRED INCOME FUND, INC.

COHEN & STEERS REIT AND UTILITY INCOME FUND, INC.

COHEN & STEERS SELECT UTILITY FUND, INC.

COHEN & STEERS TOTAL RETURN REALTY FUND, INC.

COHEN & STEERS UTILITY FUND, INC.

COHEN & STEERS VIF REALTY FUND, INC.

COHEN & STEERS WORLDWIDE REALTY INCOME FUND, INC.

(collectively, the “Funds”)

Certificate of Secretary

The undersigned, being the duly elected Secretary of the above-referenced Funds, each a Corporation organized under the laws of the State of Maryland, hereby certifies that the following are the true and complete resolutions approved by the Board of Directors by unanimous consent, dated June 22, 2006, and that said resolutions have not been revoked or amended and are now in full force and effect.

RESOLVED, that, after taking into consideration all relevant factors concerning the joint fidelity bond, underwritten by the National Union Fire Insurance Company, covering the assets of each Fund, the amount of the bond, the amount of the premium and the ratable allocation of the premium among the insureds, and the extent to which the share of the premium allocated to each Fund is less than the premium it would have to pay if it had provided and maintained a single fidelity bond, and, having determined that the coverage provided under the joint fidelity bond is reasonable and in the best interests of each Fund, the joint fidelity bond with coverage in the amount of $15,000,000 be, and it hereby is, approved; and

FURTHER RESOLVED, that the form of fidelity bond agreement among each Fund, and Cohen & Steers Capital Management, Inc., which provides among other things that, in the event of recovery under the bond, each Fund will receive an equitable and proportionate share of the recovery, which shall be at least equal to the amount the Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1, be, and it hereby is approved; and

FURTHER RESOLVED, that each of the Co-Chairmen, the President, any Vice President and the Secretary or Assistant Secretary of each Fund be, and they hereby are, authorized to execute and deliver such documents, including the fidelity bond agreement, as may be necessary to effect the joint fidelity bond coverage contemplated hereby; and

FURTHER RESOLVED, that the Secretary be, and hereby is, directed to:

(1) File with the Securities and Exchange Commission (the “SEC”) within ten days after execution of the bond or any amendment thereof (i) a copy of the bond and each amendment thereto, (ii) a copy of each resolution of the Board of Directors approving the amount, type, form and coverage of each such bond, (iii) a statement showing the amount of the single insured bond that each Fund would have provided and maintained had it not been named as an insured under the joint fidelity bond, (iv) a statement as to the period for which the premiums for the bond have been paid, and (v) a copy of the fidelity bond agreement and any amendments thereto:

(2) File with the SEC, within five days after the making of a claim under the bond by a Fund, a statement of the nature and amount thereof;

(3) File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the bond by a Fund, and

(4) Notify by registered mail each member of the Board of Directors at his last known residence of (i) any cancellation, termination or modification of the bond, not less than forty-five days prior to the effective date of the cancellation or termination or modification, (ii) the filing and settlement of any claim under the bond by a Fund at the time filings required under (2) and (3) above are made with the SEC, and (iii) the filing of the proposed terms of settlement of any claim under the bond by any other named insured, within five days of the receipt of a notice from the fidelity insurance company.

IN WITNESS WHEREOF, the undersigned has executed this certificate as Secretary of the above mentioned Funds on this 18th day of September, 2006.

/s/ Lawrence B. Stoller
Lawrence B. Stoller Secretary

Exhibit 4

As of June 22, 2006

Cohen & Steers Advantage Income Realty Fund, Inc.

Assets = $596,752,489.20

Minimum Bond = $900,000

Cohen & Steers Dividend Majors Fund, Inc.

Assets = $266,846,377.50

Minimum Bond = $750,000

Cohen & Steers Dividend Value Fund, Inc.

Assets = $18,112,158.73

Minimum Bond = $225,000

Cohen & Steers Institutional Realty Shares, Inc.

Assets = $1,080,807,639.78

Minimum Bond = $1,250,000

Cohen & Steers International Realty Shares, Inc.

Assets = $887,626,631.38

Minimum Bond = $1,000,000

Cohen & Steers Premium Income Realty Fund, Inc.

Assets = $756,946,369.20

Minimum Bond = $1,000,000

Cohen & Steers Quality Income Realty Fund, Inc.

Assets = $872,252,076.35

Minimum Bond = $1,000,000

Cohen & Steers Realty Focus Fund, Inc.

Assets = $160,991,013.53

Minimum Bond = $600,000

Cohen & Steers Realty Income Fund, Inc.

Assets = $1,440,460,545.34

Minimum Bond = $1,250,000

Cohen & Steers Realty Shares, Inc.

Assets = $2,783,724,576.97

Minimum Bond = $1,500,000

Cohen & Steers REIT and Preferred Income Fund, Inc.

Assets = $1,377,556,872.74

Minimum Bond = $1,250,000

Cohen & Steers REIT and Utility Income Fund, Inc.

Assets = $1,265,472,197.60

Minimum Bond = $1,250,000

Cohen & Steers Select Utility Fund, Inc.

Assets = $1,033,786,963.68

Minimum Bond = $1,250,000

Cohen & Steers Total Return Realty Fund, Inc.

Assets = $170,939,651.57

Minimum Bond = $600,000

Cohen & Steers Utility Fund, Inc.

Assets = $100,731,773.81

Minimum Bond = $525,000

Cohen & Steers VIF Realty Fund, Inc.

Assets = $10,867,771.85

Minimum Bond = $200,000

Cohen & Steers Worldwide Realty Income Fund, Inc.

Assets = $301,365,298.82

Minimum Bond = $750,000